                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                            Registration Statement No. 333-65676
                                                           Dated: April 30, 2002


Prospectus Supplement
(To Prospectus Dated August 14, 2001)

                           ---------------------------

                              PROSPECTUS SUPPLEMENT

                           ---------------------------

                                  TELLIUM, INC.

                                21,878,445 SHARES

                                  COMMON STOCK

                           ---------------------------

         This prospectus supplement relates to the public offering of up to 21,878,445 shares of common stock by some of our existing stockholders, as described on pages 76 to 81 of the prospectus dated August 14, 2001, to which this prospectus supplement is attached.

         This prospectus supplement should be read in conjunction with the prospectus dated August 14, 2001 and the prospectus supplements dated October 25, 2001, November 9, 2001, November 15, 2001, December 20, 2001, February 1,
2002, April 1, 2002 and April 24, 2002, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated August 14, 2001, including any supplements or amendments thereto.

                           ---------------------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.

                           ---------------------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                           ---------------------------


            The date of this prospectus supplement is April 30, 2002

Recent Developments

         Financial Results

         On April 30, 2002, we announced the financial results of our first quarter ended March 31, 2002. Revenues were $54.1 million during the quarter, compared with $15.6 million for the same period last year, or an increase of $38.5 million. On a pro forma cash basis (before non-cash charges related to equity issuances, stock-based compensation expense, depreciation, and amortization), net income was $1.9 million, or $0.02 per fully diluted share, compared to a net loss of $19.8 million or a loss of $0.14 per fully diluted share during the first quarter of 2001. Including non-cash charges, our net loss for the first quarter was $28.5 million, compared with $49.8 million in the same quarter last year.

         Operating income on a pro forma cash basis was $1.0 million, compared to an operating loss of $22.5 million on a pro forma cash basis during the first quarter of 2001. Including non-cash charges, the operating loss was $29.3 million during the first quarter of 2002 compared with a $52.5 million operating loss in the March quarter of 2001.

         Gross margins, on a pro forma cash basis rose to $26.1 million in the first quarter of 2002, or 48 percent of revenues. This compares with $6.3 million, or 40 percent of revenues, in the same quarter last year and continues a 200 basis point improvement for the fourth consecutive quarter. Including non-cash charges, gross margins were $15.5 million during the first quarter of 2002 compared with gross margins of $118,000 in the same quarter a year ago.


         "A strong financial foundation is the key to meeting the challenges of the telecommunications market today and in the future. During the first quarter we continued to demonstrate that strength as a company as we delivered financial results in line with or exceeding analysts' expectations," said Harry Carr, chairman of the board and chief executive officer of Tellium.

         Tellium, Inc. Pro Forma/1/ Consolidated Statement of Operations
                  (amounts in thousands, except per share data)

                                                                    Three months ended
                                                            ------------------------------------
                                                                 3/31/01             3/31/02
                                                                -----------         -----------
                                                                (unaudited)         (unaudited)
REVENUE                                                     $       15,635      $       54,060

COST OF REVENUE                                                      9,313              27,912
                                                                -----------         -----------

Gross profit                                                         6,322              26,148
                                                                -----------         -----------

OPERATING EXPENSES:
     Research and development                                       16,334              12,760
     Sales and marketing                                             7,619               6,851
     General and administrative                                      4,824               5,488
                                                                -----------         -----------

     Total operating expenses                                       28,777              25,099
                                                                -----------         -----------

OPERATING (LOSS) INCOME                                       (     22,455 )             1,049
                                                                -----------         -----------

OTHER (EXPENSE) INCOME:
     Other (expense) income                                   (         20 )        (       56 )
     Interest income -net                                            2,697                 858
                                                                -----------         -----------

     Total other income                                              2,677                 802
                                                                -----------         -----------

NET (LOSS) INCOME                                           $ (     19,778 )    $        1,851
                                                                ===========         ===========

BASIC AND DILUTED (LOSS) INCOME PER SHARE
     Reported/2/                                            $ (       1.27 )    $         0.02
     Pro forma/3/                                           $ (       0.14 )    $         0.02
                                                            ================        ===========

BASIC AND DILUTED

     WEIGHTED AVERAGE SHARES OUTSTANDING

         Reported/2/                                                15,555             106,911

         Pro forma/3/                                              138,055             120,756
                                                                ===========         ===========

Notes
-----

1 Excludes non-cash items including charges relating to equity issuances, stock-based compensation expense, depreciation, and amortization.

2 Reflects number of shares calculated pursuant to generally accepted accounting principles.

3 Reflects number of shares including both shares outstanding and shares issuable upon exercise of outstanding options and warrants, pursuant to the treasury method.

           Tellium, Inc. Reported Consolidated Statement of Operations
                  (amounts in thousands, except per share data)

                                                                          Three months ended
                                                                 --------------------------------------
                                                                     3/31/01               3/31/02
                                                                    -----------         --------------
                                                                    (unaudited)          (unaudited)
REVENUE                                                         $       15,635      $          54,060
     Non-cash charges relating to equity issuances/1/                    4,790                  7,356
                                                                    -----------         --------------
REVENUE, net of non-cash charges relating to equity issuances           10,845                 46,704

COST OF REVENUE/1/                                                      10,727                 31,246
                                                                    -----------         --------------

Gross profit                                                               118                 15,458
                                                                    -----------         --------------

OPERATING EXPENSES:
     Research and development,
         excluding stock-based compensation                             16,647                 13,966

     Sales and marketing,
         excluding stock-based compensation                              7,672                  7,155

     General and administrative,
         excluding stock-based compensation                              5,815                  7,619

     Amortization of intangible assets/1/                                7,917                  4,050

     Stock-based compensation expense/1/                                14,557                 11,987
                                                                    -----------         --------------

     Total operating expenses                                           52,608                 44,777
                                                                    -----------         --------------

OPERATING (LOSS)                                                  (     52,490 )      (        29,319 )
                                                                    -----------         --------------

OTHER EXPENSE (EXPENSE) INCOME:
     Other (expense) income                                       (         20 )      (            56 )
     Interest income - net                                               2,697                    858
                                                                    -----------         --------------

     Total other income                                                  2,677                    802
                                                                    -----------         --------------

NET (LOSS)                                                      $ (     49,813 )    $ (        28,517 )
                                                                    ===========         ==============

BASIC AND DILUTED (LOSS) PER SHARE
     Reported/2/                                                $ (       3.20 )    $ (          0.27 )
     Pro forma/3/                                               $ (       0.36 )    $ (          0.24 )
                                                                    ===========         ==============

BASIC AND DILUTED
     WEIGHTED AVERAGE SHARES OUTSTANDING
         Reported/2/                                                    15,555                106,911
         Pro forma/3/                                                  138,055                120,756
                                                                    ===========         ==============

STOCK-BASED COMPENSATION EXPENSE/1/
     Cost of revenue                                            $        1,365      $           1,453
     Research and development                                            9,488                  7,520
     Sales and marketing                                                 2,528                  2,935
     General and administrative                                          2,541                  1,532
                                                                    -----------         --------------

     Total stock-based compensation expense                     $       15,922      $          13,440
                                                                    ===========         ==============

DEPRECIATION/1/
     Cost of revenue                                            $           49      $           1,881
     Research and development                                              313                  1,206
     Sales and marketing                                                    53                    304
     General and administrative                                            991                  2,131
                                                                    -----------         --------------

     Total depreciation                                         $        1,406      $           5,522
                                                                    ===========         ==============

Notes
-----


1 Reflects lines not included in the pro forma consolidated statement of operations.

2 Reflects number of shares calculated pursuant to generally accepted accounting principles.

3 Reflects number of shares including both shares outstanding and shares issuable upon exercise of outstanding options and warrants, pursuant to the treasury method.

                    Tellium, Inc. Consolidated Balance Sheet
                             (amounts in thousands)

   As of:                                                                   12/31/01              3/31/02
                                                                          -------------         -------------
   ASSETS                                                                  (audited)            (unaudited)
   CURRENT ASSETS:
     Cash and cash equivalents                                       $         218,708        $      208,818
     Accounts receivable, less allowance for doubtful accounts                  23,924                48,372
     Inventories                                                                52,398                40,389
     Prepaid expenses and other current assets                                   8,108                 6,058
                                                                          -------------         -------------

     Total current assets                                                      303,138               303,637

   Property and equipment - net                                                 65,085                62,298
   Deferred warrant                                                             65,705                58,349
   Intangible assets - net                                                      60,200                56,150
   Goodwill - net                                                               58,434                58,434
   Other assets                                                                  1,277                   949
                                                                          -------------         -------------

   TOTAL ASSETS                                                      $         553,839        $      539,817
                                                                          =============         =============

   LIABILITIES, PREFERRED STOCK, AND
     STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Trade accounts payable                                          $           9,684        $       10,838
     Accrued expenses and other current liabilities                             39,777                39,025
     Current portion of notes payable                                              602                   425
     Current portion of capital lease obligations                                   96                    88
     Bank line of credit                                                         8,000                 8,000
                                                                          -------------         -------------

     Total current liabilities                                                  58,159                58,376

   Long-term portion of notes payable                                              583                   540
   Long-term portion of capital lease obligations                                  125                   107
   Other long-term liabilities                                                     233                   272
                                                                          -------------         -------------

   TOTAL LIABILITIES                                                            59,100                59,295
                                                                          -------------         -------------

   COMMITMENTS AND CONTINGENCIES

   STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value, 900,000 shares authorized,
        114,495 issued and 112,447 outstanding as of 12/31/01,
        113,687 114,987 issued and 112,537 outstanding as of 3/31/02               115                   115
     Additional paid-in capital                                              1,043,901             1,037,868
     Notes receivable                                                   (       33,514 )      (       30,843 )
     Accumulated deficit                                                (      367,138 )      (      395,655 )
     Deferred employee compensation                                     (      144,496 )      (      124,627 )
     Common stock in treasury, at cost                                  (        4,129 )      (        6,336 )
                                                                          -------------         -------------

     Total stockholders' equity                                                494,739               480,522
                                                                          -------------         -------------

   TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                                            $         553,839        $      539,817
                                                                          =============         =============

Certain matters discussed in this prospectus supplement are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, forecasts and assumptions of the Company that involve risks and uncertainties. Forward-looking statements in this prospectus supplement, include, but are not limited to, Tellium's projected revenue growth, financial position, ability to meet the challenges of the telecommunications market, ability to attract customers, ability to deliver better, faster and more cost-effective products to the marketplace, and all other statements that are not purely historical. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially including, without limitation, the risk that (1) we continue to incur significant losses in the future; (2) we generate substantially all of our revenue from a limited number of customers; (3) we fail to develop new and enhanced products; (4) the selling prices of our products declines; (5) general economic conditions or conditions within our industry continue to worsen or improve more slowly than we expect; (6) we will not attract new customers; (7) we are unable to reach commercially-acceptable contract terms with new customers; (8) customers fail to place expected orders for our products; (9) errors or defects in our products are found only after full deployment in a customer's network; (10) our products are unable to operate within customer networks; (11) our products fail to meet contract specifications or industry standards that may emerge; (12) the optical switching market fails to develop as we expect; (13) we are unable to increase market awareness and sales of our products; and (14) we are unable to comply with government regulation. These and other factors and other risks and uncertainties are discussed in the Company's filings with the Securities and Exchange Commission, particularly the "Risk Factors" section of the annual report on Form 10-K filed on April 1, 2002. The forward-looking statements in this prospectus supplement are only made as of this date, and the Company assumes no obligation to update the information included in this prospectus supplement, whether as a result of new information, future events or otherwise.